UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Mercer International Inc.
          -------------------------------------------------------
                             (Name of Issuer)

                               Common Stock
          -------------------------------------------------------
                      (Title of Class of Securities)

                                5880561015
          -------------------------------------------------------
                              (CUSIP Number)


                             December 28, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / X / Rule 13d-1(b)
     /   / Rule 13d-1(c)
     /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
     RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
     CONTROL NUMBER.

CUSIP No.      5880561015


     1.   Names of Reporting Persons.

          Greenlight Capital, L.L.C.

          I.R.S. Identification Nos. of above persons (entities only).

     2.   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  /   /
          (b)  /   /

     3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . .

     4.   Citizenship or Place of Organization    Delaware

   Number     5.  Sole Voting Power              1,687,200
     of
   Shares     6.  Shared Voting Power
Beneficially
Owned by Each 7.  Sole Dispositive Power             1,687,200
  Reporting
Person With:  8.  Shared Dispositive Power

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,687,200


     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     11.    Percent of Class Represented by Amount in Row (11)     10.1%


     12.    Type of Reporting Person (See Instructions)  CO


CUSIP No.      5880561015



     1.   Names of Reporting Persons.

          David Einhorn

          I.R.S. Identification Nos. of above persons (entities only).

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  /  /
          (b)  /  /

     3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . .

     4.   Citizenship or Place of Organization    United States

   Number     5.  Sole Voting Power              1,687,200
     of
   Shares     6.  Shared Voting Power
Beneficially
Owned by Each 7.  Sole Dispositive Power         1,687,200
  Reporting
Person With:  8.  Shared Dispositive Power

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            1,687,200


     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     11.    Percent of Class Represented by Amount in Row (11)     10.1%


     12.    Type of Reporting Person (See Instructions)  IN


CUSIP No.      5880561015



     1.   Names of Reporting Persons.

          Jeffrey A. Keswin

          I.R.S. Identification Nos. of above persons (entities only).

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  /  /
          (b)  /  /

     3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . .

     4.   Citizenship or Place of Organization    United States

   Number     5.  Sole Voting Power              1,687,200
     of
   Shares     6.  Shared Voting Power
Beneficially
Owned by Each 7.  Sole Dispositive Power         1,687,200
  Reporting
Person With:  8.  Shared Dispositive Power

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            1,687,200


     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     11.    Percent of Class Represented by Amount in Row (11)     10.1%


     12.    Type of Reporting Person (See Instructions)  IN




                               SCHEDULE 13G
                               ------------

     This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of beneficial interest ("Shares") of Mercer International Inc. (the "Issuer"). Greenlight and Messrs. Einhorn and Keswin previously reported beneficial ownership of shares of the Issuer on a Schedule 13D, the last amendment to such Schedule 13D being filed in January 1998. Greenlight and Messrs. Einhorn and Keswin now desire and are eligible to report beneficial ownership of the shares of the Issuer on Schedule 13G and do so now by filing this Schedule 13G.

     This Schedule 13G relates to Shares of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which the investment advisor is an affiliate of Greenlight.

ITEM 1.

  (a)  Name of Issuer:

          Mercer International Inc.

  (b)  Address of Issuer's Principal Executive Offices:

          Burglistrasse 6
          Zurich, Switzerland
          CH 8002

ITEM 2.

   (a)  Name of Person Filing:

          Greenlight Capital, L.L.C. and David Einhorn and Jeffrey A. Keswin, as principals for Greenlight Capital, L.L.C.

  (b)  Address of Principal Business Office or, if none, Residence:

          The principal business address for Greenlight Capital, L.L.C., David Einhorn and Jeffrey A. Keswin is 420 Lexington Avenue, Suite 1740, New York, New York 10170.

  (c)  Citizenship:

          Greenlight Capital, L.L.C. is a Delaware limited liability corporation. Messrs. Einhorn and Keswin are citizens of the United States.

  (d)  Title of Class of Securities:

          Common Stock

  (e)  CUSIP Number:

          5880561015

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a)  /   /     Broker or dealer registered under section 15 of the Act (15
                 U.S.C. 78o).
  (b)  /   /     Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                 78c).
  (c)  /   /     Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c)
  (d)  /   /     Investment company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8)
  (e)  / X /     An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E).
  (f)  /   /     An employee benefit plan or endowment fund in accordance
                 with Section 240.13d-1(b)(ii)(F).
  (g)  /   /     A parent holding company or control person in accordance
                 with Section 240.13d-1(b)(1)(ii)(G).
  (h)  /   /     A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813.).
  (i)  /   /     A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3).
  (j)  /   /     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to Rule 13d-1(c), check this box.  /   /

ITEM 4.   OWNERSHIP.

  (a)  Amount beneficially owned:  1,687,200

  (b)  Percent of class:   10.1%

  (c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote     1,687,200

     (ii)  Shared power to vote or to direct the vote:  None

     (iii) Sole power to dispose or to direct the disposition of:  1,687,200

     (iv)  Shared power to dispose or to direct the disposition of:  None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

  Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  All securities reported in this schedule are owned by Greenlight
Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. None of Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. or Greenlight Capital Offshore, Ltd. individually have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares in excess of 5% of the common stock of the Issuer. To the knowledge of Greenlight Capital, L.L.C., no advisory client of Greenlight Capital, L.L.C. owns more than 5% of the common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

  Not Applicable

ITEM 10.  CERTIFICATION.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS  EXHIBIT 1
          ---------

          Joint Filing Agreement dated January 12, 2000 between
          Greenlight Capital, L.L.C., David Einhorn and Jeffrey A. Keswin.



                                 SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2000

                              Greenlight Capital, L.L.C.


                              By:  /S/ JEFFREY A. KESWIN
                                   -----------------------------------
                                   JEFFREY A. KESWIN, Managing Member



                              /S/ DAVID EINHORN
                              -----------------------------------
                              David Einhorn



                              /S/ JEFFREY A. KESWIN
                              -----------------------------------
                              Jeffrey A. Keswin